                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                    FORM 11-K


[x] Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934 (Fee Required)

     For the fiscal year ended         December 31, 1995
                              _______________________________________________


                                       OR

[  ] Transition Report Pursuant To Section 15(D) Of The Securities Exchange Act
     Of 1934 (No Fee Required)

     For the transition period from ____________________ to ____________________

     COMMISSION FILE NUMBER __________________

A. Full title of the plan and address of the plan, if different from that of the issuer named below:


     INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


           INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN
                                233 KANSAS STREET
                          EL SEGUNDO, CALIFORNIA  90245

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


           INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN



                                             /s/ Michael P. McGee
                                             -------------------------
                                             Michael P. McGee
                                             Member of Administrative Committee

                                TABLE OF CONTENTS
                                   __________

                                                                            Page
                                                                            ----

Report Of Independent Accountants                                             2


Financial Statements:

        Statement Of Net Assets Available For Benefits With Fund
          Information As of December 31, 1995                                 4

        Statement Of Net Assets Available For Benefits With Fund
          Information As of December 31, 1994                                 5

        Statement Of Changes In Net Assets Available For Benefits
          With Fund Information For The Year Ended December 31, 1995          6

        Notes To Financial Statements                                         7


Supplemental Schedules:

        Item 27a - Schedule Of Assets Held For Investment Purposes
          As Of December 31, 1995                                            15

        Item 27d - Schedule Of Reportable Transactions
          For The Year Ended December 31, 1995                               16


Exhibit:

(24.1)  Consent Of Independent Accountants                                   17

                        REPORT OF INDEPENDENT ACCOUNTANTS
                                   __________


To The Plan Administrator
International Rectifier Corporation


We have audited the accompanying statements of net assets available for benefits of International Rectifier Corporation Retirement Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.

COOPERS & LYBRAND L.L.P.



Newport Beach, California
May 30, 1996

                       INTERNATIONAL RECTIFIER CORPORATION
                             RETIREMENT SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            AS OF  DECEMBER 31, 1995
                                   __________


                                                                                                      Participant-Directed
                                                                                            ---------------------------------------
                                                                                             FDIC         Stable
                                                                                Cash        Pooled         Value      Intermediate
                                                                   Unit       Clearing      Savings       Income       Term Bond
                                                        Units      Value        Fund         Fund          Fund           Fund
                                                        -----      -----      --------      -------       ------      ------------
Investments at fair value:
  FDIC Pooled Savings Fund (cost: $3,431,761)         3,431,761    $1.00                  $3,431,761
  Stable Value Income Fund (cost: $3,391,108)         3,391,108    $1.00                                $3,391,108
  Intermediate Term Bond Fund (cost: $2,667,424)        254,682   $10.60                                               $2,699,631
  Value Momentum Equity Fund (cost: $4,714,050)         311,137   $17.45
  Growth Equity Fund (cost: $3,678,030)                 232,033   $17.15
  Company Stock Fund (cost: $1,920,113)                 143,056   $25.00
  Participant Loan Fund (cost: $1,044,681)            1,044,681    $1.00
                                                                                           ---------     ---------      ---------
               Total investments                                                           3,431,761     3,391,108      2,699,631
                                                                                           ---------     ---------      ---------
Receivables:
  Employer contributions                                                                      26,337        28,284         20,517

  Employee contributions                                                                      35,647        38,513         27,544

  Dividends and interest                                                                       4,783        14,278
                                                                                              ------        ------         ------

               Total receivables                                                              66,767        81,075         48,061
                                                                                              ------        ------         ------

 Cash                                                                          $44,030
                                                                             ---------     ---------     ---------      ---------

               Net assets available for benefits                               $44,030    $3,498,528    $3,472,183     $2,747,692
                                                                             ---------     ---------     ---------      ---------
                                                                             ---------     ---------     ---------      ---------

                                                                               Participant-Directed
                                                        -------------------------------------------------------------
                                                          Value           Growth
                                                         Momentum         Equity         Company          Participant
                                                        Equity Fund        Fund         Stock Fund         Loan Fund        Total
                                                        -----------       ------        ----------        -----------       -----
Investments at fair value:
  FDIC Pooled Savings Fund (cost: $3,431,761)                                                                            $3,431,761
  Stable Value Income Fund (cost: $3,391,108)                                                                             3,391,108
  Intermediate Term Bond Fund (cost: $2,667,424)                                                                          2,699,631
  Value Momentum Equity Fund (cost: $4,714,050)          $5,429,337                                                       5,429,337
  Growth Equity Fund (cost: $3,678,030)                                 $3,979,368                                        3,979,368
  Company Stock Fund (cost: $1,920,113)                                                 $3,576,391                        3,576,391
  Participant Loan Fund (cost: $1,044,681)                                                                 $1,044,681     1,044,681
                                                          ---------      ---------       ---------          ---------    ----------
               Total investments                          5,429,337      3,979,368       3,576,391          1,044,681    23,552,277
                                                          ---------      ---------       ---------          ---------    ----------
Receivables:
  Employer contributions                                     38,963         36,642          30,893                          181,636

  Employee contributions                                     52,001         48,169          38,882                          240,756

  Dividends and interest                                                                        18                           19,079
                                                             ------         ------          ------             ------       -------

               Total receivables                             90,964         84,811          69,793                -         441,471
                                                             ------         ------          ------             ------       -------

 Cash                                                                                                                        44,030
                                                          ---------      ---------       ---------          ---------    ----------

               Net assets available for benefits         $5,520,301     $4,064,179      $3,646,184         $1,044,681   $24,037,778
                                                          ---------      ---------       ---------          ---------    ----------
                                                          ---------      ---------       ---------          ---------    ----------




The accompanying notes are an integral part of these financial statements.

                       INTERNATIONAL RECTIFIER CORPORATION
                             RETIREMENT SAVINGS PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1994
                                   __________


                                                                                                      Participant-Directed
                                                                                            ---------------------------------------
                                                                                             FDIC         Stable
                                                                                Cash        Pooled         Value      Intermediate
                                                                   Unit       Clearing      Savings       Income       Term Bond
                                                        Units      Value        Fund         Fund          Fund           Fund
                                                        -----      -----      --------      -------       ------      ------------
Investments at fair value:
  FDIC Pooled Savings Fund (cost: $2,060,056)         2,060,056    $1.00                  $2,060,056
  Stable Value Income Fund (cost: $2,350,037)         2,350,037     1.00                                $2,350,037
  Intermediate Term Bond Fund (cost: $2,090,783)        197,083     9.57                                               $1,886,086
  Value Momentum Equity Fund (cost: $2,437,347)         177,791    13.16
  Growth Equity Fund (cost: $1,735,839)                 121,990    13.90
  Company Stock Fund (cost: $508,382)                    75,926   12.125
  Participant Loan Fund (cost: $367,850)                367,850     1.00
                                                                                           ---------     ---------      ---------
               Total investments                                                           2,060,056     2,350,037      1,886,086
                                                                                           ---------     ---------      ---------
Receivables:
  Employer contributions                                                                      33,772        27,192         21,420

  Employee contributions                                                                      26,455        22,078         19,187

  Dividends and interest                                                                       3,807        11,222
                                                                                              ------        ------         ------

               Total receivables                                                              64,034        60,492         40,607
                                                                                              ------        ------         ------

 Cash                                                                          $91,884
                                                                             ---------     ---------     ---------      ---------

               Net assets available for benefits                               $91,884     2,124,090     2,410,529     $1,926,693
                                                                             ---------     ---------     ---------      ---------
                                                                             ---------     ---------     ---------      ---------

                                                                               Participant-Directed
                                                        -------------------------------------------------------------
                                                          Value           Growth
                                                         Momentum         Equity         Company          Participant
                                                        Equity Fund        Fund         Stock Fund         Loan Fund        Total
                                                        -----------       ------        ----------        -----------       -----
Investments at fair value:
  FDIC Pooled Savings Fund (cost: $2,060,056)                                                                            $2,060,056
  Stable Value Income Fund (cost: $2,350,037)                                                                             2,350,037
  Intermediate Term Bond Fund (cost: $2,090,783)                                                                          1,886,086
  Value Momentum Equity Fund (cost: $2,437,347)          $2,339,727                                                       2,339,727
  Growth Equity Fund (cost: $1,735,839)                                 $1,695,666                                        1,695,666
  Company Stock Fund (cost: $508,382)                                                     $920,610                          920,610
  Participant Loan Fund (cost: $367,850)                                                                     $367,850       367,850
                                                          ---------      ---------       ---------          ---------    ----------
               Total investments                          2,339,727      1,695,666         920,610            367,850    11,620,032
                                                          ---------      ---------       ---------          ---------    ----------
Receivables:
  Employer contributions                                     27,696         21,822                                          131,902

  Employee contributions                                     23,123         18,239                                          109,082

  Dividends and interest                                                                                                     15,029
                                                             ------         ------          ------             ------       -------

               Total receivables                             50,819         40,061             -                  -         256,013
                                                             ------         ------          ------             ------       -------

 Cash                                                                                                                        91,884
                                                          ---------      ---------       ---------          ---------    ----------

               Net assets available for benefits         $2,390,546     $1,735,727        $920,610           $367,850   $11,967,929
                                                          ---------      ---------       ---------          ---------    ----------
                                                          ---------      ---------       ---------          ---------    ----------




The accompanying notes are an integral part of these financial statements.

                       INTERNATIONAL RECTIFIER CORPORATION
                             RETIREMENT SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                   __________


                                   FDIC        Stable                     Value
                        Cash      Pooled       Value      Intermediate   Momentum      Growth     Company   Participant
                      Clearing    Savings      Income        Term         Equity       Equity      Stock       Loan
                        Fund       Fund         Fund       Bond Fund       Fund         Fund       Fund        Fund        Total
                      --------    -------      ------     ------------  ---------      ------     ------    -----------    -----
Balances at
  December 31, 1994    $91,884   $2,124,090   $2,410,529   $1,926,693   $2,390,546   $1,735,727   $920,610   $367,850   $11,967,929

Additions:
  Contributions:
  Employee                        1,634,382    1,641,933      979,613    2,057,144    1,612,566    846,781             8,772,419
  Employer              41,640      151,626      116,032       90,307      120,700      113,784     98,669                  732,758
                        ------    ---------    ---------    ---------    ---------    ---------  ---------  ---------    ----------
     Total
     contributions      41,640    1,786,008    1,757,965    1,069,920    2,177,844    1,726,350    945,450          -     9,505,177
                        ------    ---------    ---------    ---------    ---------    ---------  ---------  ---------    ----------

  Interest income           (3)      59,141      170,017        7,245      129,785      227,756      7,300                  601,241
  Dividend income                                             132,843       74,476       18,506                             225,825
  Net appreciation
    in investments                                            222,026      864,798      389,003  1,407,253                2,883,080
                            --    ---------    ---------    ---------    ---------    ---------  ---------  ---------    ----------

     Total earnings         (3)      59,141      170,017      362,114    1,069,059      635,265  1,414,553          -     3,710,146
                        ------    ---------    ---------    ---------    ---------    ---------  ---------  ---------    ----------

     Total additions    41,637    1,845,149    1,927,982    1,432,034    3,246,903    2,361,615  2,360,003          -    13,215,323
                        ------    ---------    ---------    ---------    ---------    ---------  ---------  ---------    ----------

Deductions:
  Distributions       (124,612)    (187,176)    (442,338)     (95,680)    (110,488)    (108,297)   (56,651)   (20,232)   (1,145,474)
                       -------    ---------    ---------    ---------    ---------    ---------  ---------  ---------    ----------

     Total deductions (124,612)    (187,176)    (442,338)     (95,680)    (110,488)    (108,297)   (56,651)   (20,232)   (1,145,474)

Transfers               35,121     (283,535)    (423,990)    (515,355)      (6,660)      75,134    422,222    697,063
                        ------    ---------    ---------    ---------    ---------    ---------  ---------  ---------    ----------
Balances at
  December 31, 1995    $44,030   $3,498,528   $3,472,183   $2,747,692   $5,520,301   $4,064,179 $3,646,184 $1,044,681   $24,037,778
                        ------    ---------    ---------    ---------    ---------    ---------  ---------  ---------    ----------
                        ------    ---------    ---------    ---------    ---------    ---------  ---------  ---------    ----------




The accompanying notes are an integral part of these financial statements.

                       INTERNATIONAL RECTIFIER CORPORATION
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   __________


1.   Description Of The Plan:

     The following description of the International Rectifier Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan which covers all eligible employees of International Rectifier Corporation (the "Company"). The Plan commenced on April 1, 1988 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     ELIGIBILITY

     An eligible employee is any person who is a full-time employee in the United States working at least one thousand hours per year.

     CONTRIBUTIONS

     Each year, participants may contribute up to 20% of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes an amount equal to 150% of the first $200 of the participant's contribution, 50% of the next $200, and 25% of the next $800 in a Plan year.

     Subsequent to December 31, 1995, the Plan was amended to provide for Company contributions equal to 150% of the first $200 of the participant's contribution, 50% of the next $1,400, and 25% of the next $800 in a Plan year.

     VESTING

     Participants are immediately vested in their contributions plus actual earnings thereon and in the Company's matching plus actual earnings thereon.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with (a) the participant's contribution and allocations of (b) the Company's contribution and (c) Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     INVESTMENT PROGRAMS

     All accounts are held in trust funds and invested in accordance with the terms of the Plan and investment options elected by Plan participants. During the Plan year ended December 31, 1995, the Plan consisted of six eligible investment option funds. A brief description of these funds is as follows:

          THE FDIC POOLED SAVINGS FUND - consists of passbook savings accounts and certificates of deposit at banks and savings and loan associations. The investments are federally insured.

          THE STABLE VALUE INCOME FUND - primarily invests in Guaranteed Investment Contracts ("GICs") issued by select insurance companies which guarantee the interest and payment at maturity with the full resources of the issuing insurance company. This fund also invests in money market funds or money market instruments with monies awaiting more permanent investments. The GICs have both fixed and floating rates and as a result, produce an overall blended rate of return in addition to credit diversification and liquidity. As of December 31, 1995 and 1994, credited interest rates ranged from 4.50% to 8.93% and 4.50% to 8.98%, respectively. During the years ended December 31, 1995 and 1994, average yields were 5.89% and 5.42%, respectively. The fund's GICs are fully benefit responsive.

          THE INTERMEDIATE TERM BOND FUND - is designed to provide a high total return with minimal maturity and interest rate risk. The fund consists of U.S. Treasury and mortgage securities, as well as investment grade corporate bonds with short and intermediate maturities.

          VALUE MOMENTUM EQUITY FUND - seeks to provide long-term growth of capital with below market volatility by investing in equity securities of undervalued companies experiencing positive price and earnings momentum.

          THE GROWTH EQUITY FUND - seeks to provide long-term growth and increased future income through investments in equity securities of well established growth companies with demonstrated growth in earnings. The Growth Equity Fund allows for potentially higher rates of return than the Value Momentum Equity Fund, however, with increased associated risk.

          THE COMPANY STOCK FUND - is invested solely in International Rectifier Corporation Common Stock. The objective of this fund is to permit employees to participate in the ownership of the Company. This fund has the highest risk level of the six investment funds.

     Participants can allocate their contributions and account balances to any or all of the funds (contributions must be allocated in 20% blocks). Participants may transfer their balances, or a portion thereof, from one fund to another via a telephone voice response unit.

     The number of participants in each fund at December 31, 1995 was as follows:

          FDIC Pooled Savings Fund                     859
          Stable Value Income Fund                     594
          Intermediate Term Bond Fund                  626
          Value Momentum Equity Fund                   724
          Growth Equity Fund                           652
          Company Stock Fund                           554
          Participant Loan Fund                        259

     PARTICIPANT LOANS

     The Plan allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1-5 years or up to 30 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 7.50% to 8.75%. Principal and interest is paid ratably through monthly payroll deductions.

     PAYMENT OF BENEFITS

     On termination of service, a participant with an account balance greater than $3,500 may elect to receive either a lump-sum amount equal to the value of the participant's account or installments in the form of various types of annuities, as defined by the Plan. A participant with an account balance less than or equal to $3,500 must receive the value of his or her account as a lump-sum distribution.


2.   Summary Of Accounting Policies:

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value except for investments in the Stable Value Income Fund (see below). Shares of registered investment company pooled separate accounts and bank collective trust funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

     Investments in the Stable Value Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions, net of distributions made under the Plan, plus interest earned at the contract rate.

     Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net gains and losses from securities transactions are computed using the average cost method.

     The Plan presents in the statement of changes in net assets available for benefits, the net appreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     ADMINISTRATIVE EXPENSES

     The Company pays for all administrative expenses of the Plan.

     CONCENTRATIONS

     Net assets available for benefits at December 31, 1995 were concentrated as follows:


                                                 Percentages Of Net Assets
          Investment Programs                     Available For Benefits
          -------------------                    -------------------------

     Cash Clearing Fund                                      0.2%
     FDIC Pooled Savings Fund                               14.6
     Stable Value Income Fund                               14.4
     Intermediate Term Bond Fund                            11.4
     Value Momentum Equity Fund                             23.0
     Growth Equity Fund                                     16.9
     Company Stock Fund                                     15.2
     Participant Loan Fund                                   4.3

     Duff and Phelps credit ratings for insurers holding GICs range from A+ to AAA at December 31, 1995.

     The Plan is exposed to credit loss for the amount of the investments in the event of nonperformance by the other parties to the investment transactions. However, nonperformance by the counterparties is not anticipated.


3.   Plan Termination:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The accounts of the participants affected by a partial or complete termination of the Plan are nonforfeitable and will be determined as of the termination date, which will be treated as a valuation date.

4.   Reconciliation Of Financial Statements To Form 5500:

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                         December 31,
                                                 ---------------------------
                                                     1995            1994
                                                     ----            ----
     Net assets available for benefits per
       the financial statements                  $24,037,778     $11,967,929

     Less, Contributions, dividends and
       interest receivable                           441,471         256,013
                                                  ----------      ----------

     Net assets available for benefits per
        the Form 5500                            $23,596,307     $11,711,916
                                                  ----------      ----------
                                                  ----------      ----------

     The following is a reconciliation of additions to net assets per the financial statements to the Form 5500 for the year ended December 31, 1995:

     Total additions to net assets per the
        financial statements                             $13,215,323

     Less, Contributions, dividends and interest
      receivable at December 31, 1995                        441,471

     Add, Contributions, dividends and interest
      receivable at December 31, 1994                        256,013
                                                          ----------

     Total additions to net assets per the Form 5500     $13,029,865
                                                          ----------
                                                          ----------


5.   Tax Status Of The Plan:

     The Internal Revenue Service has determined and informed the Company by a letter dated May 1990 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     Under the provisions of Section 401(k) of the Internal Revenue Code, contributions to the Plan are not taxable until distributed to the participants.

6.   Termination Of Profit Sharing Plan:

     In December 1995, the Company terminated its Profit Sharing Plan ("PSP"). Upon termination of the PSP, its participants transferred $5,024,065 to the Plan. Such amounts are reflected as employee contributions in the accompanying statement of changes in net assets available for benefits with fund information for the year ended December 31, 1995.


7.   Common Stock Split:

     On November 20, 1995, the Company's Board of Directors declared a two-for-one common stock split effected in the form of a dividend to shareholders. All references in the financial statements with regard to the per share price and number of shares of common stock have been restated to reflect this common stock split.

                       INTERNATIONAL RECTIFIER CORPORATION
                             RETIREMENT SAVINGS PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1995
                                   __________


                                                                                                              (e) Current/
    (b) Identity Of Issue, Borrower,    (c) Description Of Investment Maturity Date,                              Contract
(a)       Lessor Or Similar Party       Rate Of Interest, Collateral, Par Or Maturity Value      (d) Cost          Value
- ---     ----------------------------    ---------------------------------------------------          ----         --------

*   Union Bank                          FDIC Savings Fund                                      $3,431,761      $3,431,761
                                        Stable Value Income Fund                                3,391,108       3,391,108
                                        Intermediate Term Bond Fund                             2,667,424       2,699,631
                                        Value Momentum Equity Fund                              4,714,050       5,429,337
                                        Growth Equity Fund                                      3,678,030       3,979,368

    Participant Loans                   Interest rates ranging from 7.50% to 8.75%              1,044,681       1,044,681

*   International Rectifier
    Corporation                         Common Stock, $1.00 par value                           1,920,113       3,576,391




*Party-in-interest

                       INTERNATIONAL RECTIFIER CORPORATION
                             RETIREMENT SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

             UNDER ERISA, A REPORTABLE TRANSACTION IS A TRANSACTION
                     OR SERIES OF TRANSACTIONS THAT INVOLVES
                  MORE THAN 5% OF THE FAIR VALUE OF PLAN ASSETS
                   AT THE BEGINNING OF THE YEAR.  THE FOLLOWING
              REPRESENTS REPORTABLE TRANSACTIONS FOR THE PLAN YEAR
                             ENDED DECEMBER 31, 1995
                                   __________


                                                                                                          (h) Current
                                                                                   (f)Expense                 Value
                                                                                    Incurred                 Of Asset     (i) Net
                 (b) Description of Asset                                             With                   On Trans-      Gain
(a) Identity Of  (Include Interest Rate And    (c)Purchase  (d) Selling  (e) Lease   Trans-      (g) Cost     action         Or
Party Involved   Maturity in Case of A Loan)       Price         Price      Rental   action      Of Asset      Date        (Loss)
- ---------------  ---------------------------      --------      ------      ------  --------     --------    ---------     ------
* Union Bank       FDIC Pooled Savings Fund     $4,253,131                                     $4,253,131   $4,253,131        -
                   Stable Value Income Fund      2,612,634                                      2,612,634    2,612,634        -
                   Intermediate Term Bond Fund   1,305,018                                      1,305,018    1,305,018        -
                   Value Momentum Equity Fund    2,752,646                                      2,752,646    2,752,646        -
                   Growth Equity Fund            2,415,668                                      2,415,668    2,415,668        -

* International
    Rectifier      Common Stock                  1,963,712                                      1,963,712    1,963,712        -
                                                ----------                                     ----------   ----------   ----------

                          Total                $15,302,809                                    $15,302,809  $15,302,809        -
                                                ----------                                     ----------   ----------   ----------
                                                ----------                                     ----------   ----------   ----------

* Union Bank       FDIC Pooled Savings Fund                  $2,881,326                        $2,881,326   $2,881,326        -
                   Stable Value Income Fund                   1,571,564                         1,571,564    1,571,564        -
                   Intermediate Term Bond Fund                  713,499                           669,180      713,499      $44,319
                   Value Momentum Equity Fund                   527,833                           447,317      527,833       80,516
                   Growth Equity Fund                           520,969                           446,143      520,969       74,826

* International
    Rectifier      Common Stock                                 715,284                           508,062      715,284      207,222
                                                             ----------                        ----------   ----------   ----------

                          Total                              $6,930,475                        $6,523,592   $6,930,475     $406,883
                                                             ----------                        ----------   ----------   ----------
                                                             ----------                        ----------   ----------   ----------




*Party-in-interest